Juanita,

Please note that we have completed a SBSE-A/A submission with the following changes on behalf of Morgan Stanley Europe SE.

- Addition of: Emmanuel Goldstein (Principal)

Furthermore, as required, we have submitted all other relevant documentation
- Opinion Counsel – no change
- Books & Records – no change
- Custodian – no change
- Foreign Financial Authority – no change
- 7R – updates made to include the new Principal and also change to contacts

Please let me know if you have any queries.

Kind regards,
Karen

Karen Fenelon Smith, Vice President
Morgan Stanley | Legal and Compliance
20 Bank Street | Canary Wharf | Floor 10
London, E14 4AD
Phone: +44 20 7677-2414
Karen.Fenelon@morganstanley.com
www.morganstanley.com